Joshua A. Kaufman	VIA EDGAR AND HAND DELIVERY
+1 212 479 6495
josh.kaufman@cooley.com

June 13, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ronsom, Assistant Director, Office of Consumer Products
Jenifer López, Staff Attorney

Re:	Realm Therapeutics, plc
Registration Statement on Form F-1 (No. 333-225121)
Filed on May 23, 2018 and Amended on May 30, 2018
Ladies and Gentlemen:
On behalf of Realm Therapeutics, plc (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 8, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 filed on May 23, 2018 (the “Initial Filing”) and amended on May 30, 2018 (together, the “Registration Statement”). The Company is concurrently publicly filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with three copies of Amendment No. 2 marked to show all changes from the Initial Filing.
The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.
Prospectus Cover Page

1.
We note your response to comment 4 and your indication that your selling stockholders intend to sell shares at “fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition or at negotiated prices,” as described in the Plan of Distribution. Because it does not appear that you will have a domestic market for your ordinary shares available at the time of effectiveness, your selling stockholders are not in a position to offer ordinary shares at market prices and you must revise your prospectus cover page and Plan of Distribution to fix a price or provide a price range at which ordinary shares will be offered until your shares are listed on NASDAQ. Alternatively, if your selling stockholders intend to offer ordinary shares at a price based on the AIM market price, disclose a percentage range based on that price (for example, 10% of the home market price) within which the shares will be offered. Also, disclose the current home market price in U.S. dollars, based on the most current exchange rate, and factor in the ADS-to-ordinary share ratio. Refer to Item 501(b)(3) of Regulation S-K.

The rationale for the requirement in Item 501(b)(3) of Regulation S-K that non-reporting issuers provide a bona fide estimate of the range of the maximum offering price for the equity securities offered to investors is to provide such investors with an understanding of the range of valuation at which such securities are to be sold where there is no established market for such securities.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

U.S. Securities and Exchange Commission June 13, 2018 Page 2

However, the Company respectfully notes that where a foreign private issuer is registering ADSs which are representative of securities that are actively traded on a recognized foreign exchange, the SEC’s Office of International Corporate Finance has not historically required a price range to be included on the cover page of the prospectus included in the red herring amendment to the registration statement, since the market price in the new domestic market (here, the Nasdaq Stock Market) will directly correspond to the market price therefor in the established foreign market (here, AIM market of the London Stock Exchange). The Company respectfully notes that this approach was recently taken in a number of precedent foreign private issuer primary registration statements, including the Registration Statements on Form F-1 of Zealand Pharma A/S (No. 333-219184), a Danish issuer, and Mereo Biopharma Group plc (No. 333-223883), a UK issuer. In this instance, there is an established trading market (albeit not in the United States), which sets the value of the Company’s equity securities each trading day and is readily available to investors through the Internet. The London Stock Exchange publishes a market value, including all shares listed on AIM, that is readily available for free on the Internet at:
http://www.londonstockexchange.com/exchange/prices-and-markets/stocks/prices-search/stock-prices-search.html. Therefore, selling stockholders in the offering registered by Amendment No. 2 will in fact be able to offer ordinary shares at market prices, where the market prices are established by the foreign exchange. The Company has revised the cover page of the prospectus of Amendment No. 2 to disclose the most recent market price on AIM for its ordinary shares, as well as the dollar-equivalent thereof based on the exchange rate as of a recent date, as well as the ADS-equivalent thereof reflecting the 25:1 ordinary share:ADS ratio.

2.
You have revised your prospectus cover page to state that the ordinary shares registered hereby, as well as all of your other outstanding ordinary shares, will be freely tradable on the effective date of the registration statement. Please revise to remove your statement that “all of your other outstanding ordinary shares” will be freely tradeable, considering they are not being registered for resale at this time, or tell us why you believe this statement is appropriate.

In response to the Staff’s comment, the Company has removed the indicated statement from the cover page to the prospectus included in Amendment No. 2 and has made conforming changes to pages 27 and 128 of Amendment No. 2.

Principal and Registered Holders, page 93

3.
We note your response to comment 3. Consistent with the requirements of Item 9D of Form 20-F and in order to clearly depict the quantity of the ordinary shares being offered by each selling stockholder pursuant to this prospectus, please disclose the amount and percentage of securities to be held by each selling shareholder after the completion of the offering. In this regard, the number of ordinary shares currently depicted in the table exceeds the number of ordinary shares you are registering for resale so readers cannot assume that all shares reflected in the table are being registered for resale.

In response to the Staff’s comment, the Company has revised the Principal and Registered Holders table to break out, for each Principal and Registered Holder, the (i) number of shares being registered in the offering, (ii) number of shares beneficially owned following the offering and (iii) percentage of shares beneficially owned following the offering. The Company respectfully notes that, following the foregoing revision, the number of ordinary shares depicted in the table as registered by Amendment No. 2 equals the number of ordinary shares registered thereby.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

U.S. Securities and Exchange Commission June 13, 2018 Page 3

Description of American Depositary Shares
Governing Law/Waiver of Jury Trial, page 126

4.	We note your response to comment 27. Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under federal securities laws.
The waiver of the right to jury trial contained in Section 7.6 of the Deposit Agreement would apply to any proceeding against the Company or the Depositary arising out of or relating to the Deposit Agreement, including claims made under federal securities laws, to the extent that such waiver is permitted by applicable law. The Company has added a risk factor highlighting to readers of Amendment No. 2 the applicable risk on page 29 thereof.

Exhibit 5.1

5.	Please tell us how you arrived at the number of ADSs that have been reflected in this opinion as it does not appear to correlate to the number of ordinary shares being registered for resale.
In response to the Staff’s comment, Cooley (UK) LLP has revised and reissued its opinion filed as Exhibit 5.1 to Amendment No. 2. The revised opinion relates to 126,587,901 ordinary shares registered by Amendment No. 2, which are exchangeable for approximately 5,074,316 ADSs.

6.
Because some of the ordinary shares being registered for resale underlie warrants that are unexercised, please modify the opinion to reflect that such ordinary shares have been duly authorized and will be, when issued, fully paid and not subject to any call for payment.

In response to the Staff’s comment, Cooley (UK) LLP has revised and reissued its opinion filed as Exhibit 5.1 to Amendment No. 2. The revised opinion indicates that, of the registered ordinary shares, up to 26,558,600 are issuable upon the exercise of outstanding warrants, that such shares have been duly and validly authorized and will be, when issued, fully paid and not subject to any call for payment of further capital.

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Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

U.S. Securities and Exchange Commission June 13, 2018 Page 4

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Alex Martin, Realm Therapeutics, plc
Marella Thorell, Realm Therapeutics, plc
Jeff Libson, Cooley LLP
Divakar Gupta, Cooley LLP
Ed Lukins, Cooley LLP

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com